PCM Fund,  Inc. - r77c.txt

Special Shareholder Meeting Results:

The Funds held their annual meetings of shareholders on April 30, 2014. Shareholders voted as indicated below:

Re-election of Bradford K. Gallagher - Class II to serve until the annual meeting for the 2016-2017 fiscal year 2016-2017 fiscal year

Affirmative	Withheld Authority
9,843,618	183,216

Re-election of Hans W. Kertess - Class II to serve until the annual meeting for the 2016-2017 fiscal year

Affirmative	Withheld Authority
9,833,367	193,467

Re-election of John C. Maney - Class II to serve until the annual meeting for the 2016-2017 fiscal year

Affirmative	Withheld Authority
9,847,804	179,030

The other members of the Board of Directors at the time of the meeting, namely, Ms. Deborah A.DeCotis and Messrs. James A. Jacobson,
William B. Ogden, IV and Alan Rappaport continued to serve as Directors of the Fund.